Filed Pursuant to Rule 433
Registration No. 333-219705

Pricing Term Sheet
August 14, 2018

Black Hills Corporation

This communication should be read in conjunction with the preliminary prospectus supplement dated August 13, 2018 and the accompanying base prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying base prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying base prospectus. In all other respects, this communication is qualified in its entirety by reference to the preliminary prospectus supplement and the accompanying base prospectus.

$400,000,000 4.350% Notes due 2033

Issuer:	Black Hills Corporation

Title of securities:	4.350% Notes due 2033

Aggregate principal amount offered:	$400,000,000 principal amount

Principal amount per note:	$2,000 x $1,000

Initial price to public:	99.543% of principal amount

Gross proceeds:	$398,172,000

Underwriters’ discount:	0.850%

Annual interest rate:	4.350% per annum

Yield to maturity:	4.393%

Benchmark:	2.875% due August 15, 2028

Benchmark yield:	2.893%

Spread to treasury:	+150 bps

Expected ratings (outlook)*:	Moody’s: Baa2 (Stable) / S&P: BBB+ (Stable) / Fitch: BBB+ (Stable)

Interest payment dates:	May 1 and November 1 of each year, commencing November 1, 2018

Stated maturity:	May 1, 2033

Redemption:

Make-whole call:

Callable at the greater of par and the make-whole (Treasury Rate plus 25 bps) at any time before February 1, 2033, as described under the heading “Description of the Notes—Redemption” in the preliminary prospectus supplement.

Par call:	Callable at par at any time on or after February 1, 2033, as described under the heading “Description of the Notes—Redemption” in the preliminary prospectus supplement.

Ranking:	Senior Unsecured

Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Passive Book-Running Manager:	Credit Suisse Securities (USA) LLC

Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated MUFG Securities Americas Inc. RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. Scotia Capital (USA) Inc.

Trade date:	August 14, 2018

Settlement date (T+3)**:	August 17, 2018

CUSIP / ISIN:	092113AQ2/US092113AQ27

Selling Securityholders	Principal Amount of the Notes Beneficially Owned and Offered
J.P. Morgan Securities LLC	$74,750,000
Morgan Stanley & Co. LLC	59,800,000
Wells Fargo Securities, LLC	59,800,000
Credit Suisse Securities (USA) LLC	17,940,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	17,940,000
MUFG Securities Americas Inc.	17,940,000
RBC Capital Markets, LLC	17,940,000
U.S. Bancorp Investments, Inc.	17,940,000
BMO Capital Markets Corp.	7,475,000
Scotia Capital (USA) Inc.	7,475,000
Total	$299,000,000

* These securities ratings have been provided by Moody’s, S&P and Fitch, respectively. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

** It is expected that delivery of the notes will be made against payment thereof on or about August 17, 2018, which will be the third business day following the date of the pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes will initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-9622, Morgan Stanley & Co. LLC at 1-866-718-1649, or Wells Fargo Securities, LLC at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.